

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2018

Conrad Mir
Chief Executive Officer
Calmare Therapeutics Inc.
1375 Kings Highway - Suite 400
Fairfield, CT 06824

>   **Re: Calmare Therapeutics, Inc.**
>   **DEFR14A definitive proxy statement filing made on Schedule 14A**
>   **Filed on January 16, 2018 by Calmare Therapeutics, Inc.**
>   **File No. 001-08696**

Dear Mr. Mir,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The Form 8-K filed on February 16, 2018 referenced the registrant's recent unregistered issuance of shares of equity. Please advise us what consideration has been given to amending the consent revocation statement filed under cover of Schedule 14A to reflect the new levels of beneficial ownership held by principal stockholders and management. See Item 6(d) of Schedule 14A and corresponding Item 403 of Regulation S-K.

2. Advise us whether or not you, Mr. Mir, have acquired more than 5% of the outstanding common stock of the registrant by virtue of referenced equity issuance or otherwise. Refer to Rule 13d-5(a), titled "Acquisition of securities," under Regulation 13D-G.

3. The Form 4 filed on March 6, 2018 by Mr. Peter Brennan, a person serving the registrant as a Director, appears to have been required no later than February 15, 2018, as a result of an issuance of equity to him on February 12, 2018. Please advise us what consideration has been given to amending the above-captioned filing to provide the disclosure required under Item 7(b) of Schedule 14A and corresponding Item 405 of Regulation S-K, which requires inclusion of a section with the title "Section 16 Beneficial Ownership Reporting Compliance," for Mr. Brennan and any other of the registrant's officers and directors.

Conrad Mir
Calmare Therapeutics Inc.
March 23, 2018
Page 2

       We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-3266 with any questions.

       Sincerely,

       /s/ Nicholas P. Panos

       Nicholas P. Panos
       Senior Special Counsel
       Office of Mergers & Acquisitions

cc: Alan Talesnick, Esq.